OCCIDENTAL PETROLEUM CORPORATION	10889 WILSHIRE BOULEVARD LOS ANGELES, CALIFORNIA 90024
	TELEPHONE	(310) 208-8800
	FACSIMILE	(310) 443-6690

STEPHEN I. CHAZEN

PRESIDENT

AND

CHIEF FINANCIAL OFFICER

Direct Telephone	(310) 443-6311
Direct Facsimile	(310) 443-6812

Confidential Treatment is requested by Occidental Petroleum pursuant to 17 C.F.R. 200.83

June 3, 2008

Via Courier

Securities and Exchange Commission

100 F Street N.E., Stop 7010

Washington, D.C. 20549-7010

Attention:	Mr. James Murphy
Petroleum Engineer
Division of Corporation Finance

Re:	Occidental Petroleum Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 22, 2008
File No. 1-09210

Dear Mr. Murphy:

The information set forth below is submitted in response to your request on the referenced filing, as set forth in our May 23, 2008 telephonic conversation. Capitalized terms used in this letter and not otherwise defined have the meanings ascribed to them in the 2007 Form 10-K.

To protect confidential business and financial information, Occidental requests, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. Section 200.83, that the information hereby submitted and further described below be treated as confidential and not be disclosed to any person pursuant to the Freedom of Information Act or otherwise:

All redacted information in Appendix A as indicated by asterisks (*).

Occidental Response to SEC Letter Page 2 of 4	June 3, 2008

Under Rule 83, each page of this letter on which redactions appear is marked “Confidential Treatment is requested by Occidental Petroleum pursuant to 17 C.F.R. 200.83.” The remainder of this request and information for a company contact appear at the end of this letter.

Your Request for Information

Please provide us with the volumes and prices used to calculate the future cash flows for the annual cash flow tables you provided as Appendix C in your letter to the Commission dated May 14, 2008. Please send this information to James Murphy at mail stop 7010.

Response to Your Request

Rule 83 Confidential Treatment Request Made by Occidental Petroleum Corporation Request No. 1(a)

We have provided the volumes and prices used to calculate the future cash flows for the annual cash flow tables at Appendix A. For the future cash flows, 2007 year-end prices were used for all years unless the future oil or natural gas sales are covered by physical contract terms providing for higher or lower prices. The year-end prices used vary by producing area and market conditions. As noted, we request confidential treatment of certain of the information in Appendix A and request that you return this information upon conclusion of the Commission’s review to the undersigned at the address noted above.

Request for Confidential Treatment

To protect confidential business and financial information, Occidental requests confidential treatment of certain information in this letter.

If any person (including any government employee who is not a member of the SEC staff) should request an opportunity to inspect or copy such documentation and information, Occidental requests that (i) you promptly notify the company’s General Counsel of such request by writing to the General Counsel at the address noted above or by facsimile at (310) 443-6195, or by calling (310) 443-6176; (ii) you furnish the General Counsel with a copy of all written material pertaining to such request (including but not limited to the request itself and any determination by the SEC staff with respect to such request); and (iii) you give the General Counsel sufficient advance notice of any intended release so that Occidental may, if it deems it necessary or appropriate, pursue any available remedies. If the Commission is not satisfied that the redacted information in

_____________________________

(a) Occidental Petroleum Corporation requests that the information contained in Request No. 1 be treated as confidential information and that the Commission provide timely notice to the company’s General Counsel before it permits any disclosure of the marked information.

Occidental Response to SEC Letter Page 3 of 4	June 3, 2008

this letter is exempt from disclosure, the company requests an opportunity to be heard on its claim of exemption.

The foregoing request also applies to any reports, summaries, analyses, letters, or memoranda arising out of, in anticipation of or in connection with the Commission’s examination or inspection and memoranda, notes, transcripts or writings of any kind which are made by or at the direction of an employee of the Commission (or any other governmental agency authorized to do so) and which incorporate, include or relate to any of the matters (1) contained in the identified information or any materials furnished by Occidental to the Commission (or any other governmental agency) or (2) referred to in any conference, meeting, or telephone conversation between (a) counsel for Occidental and (b) employees of the Commission (or any other governmental agency).

In addition, pursuant to Rule 12b-4 under the Exchange Act, we respectfully request that the Commission return all such supplemental information upon conclusion of the Commission’s review to the undersigned at the address noted above.

______________________________________________

We believe that (i) the referenced filing substantially complies with the requirements of GAAP, Regulation S-X and Regulation S-K, (ii) the disclosures are adequate, and (iii) the information provided in the referenced filing was and is fairly stated in all material respects as of the date of such disclosures.

______________________________________________

Occidental acknowledges that:

•	Occidental is responsible for the adequacy and accuracy of the disclosure in the referenced filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the referenced filing; and

•	Occidental may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Occidental Response to SEC Letter Page 4 of 4	June 3, 2008

If you need any further information or elaboration, or if you wish to discuss any of the information presented above, please call me at your convenience at (310) 443-6311.

Very truly yours,

/s/ STEPHEN I. CHAZEN

Stephen I. Chazen

President and

Chief Financial Officer

Confidential Treatment is requested by Occidental Petroleum pursuant to 17 C.F.R. 200.83

Occidental Petroleum Corporation

SFAS 69 - Standardized Measure of Discounted Future Net Cash Flows from Proved Reserves

North America - Consolidated Subsidiaries

[IN MILLIONS EXCEPT PRICES AND VOLUMES]

Year	Crude oil and liquids price (a)		Crude oil and liquids volume (MBBL) (a)	Natural gas price		Natural gas volume (MMCF)	Future cash flows		Future production costs and other operating expenses		Future development costs		Future income tax expense		Future net cash flows		Ten percent discount factor		Standardized measure

2008	$	*	*	$	*	*	$	*	$	*	$	*	$	*	$	*	$	*	$	*
2009		*	*		*	*		*		*		*		*		*		*		*
2010		*	*		*	*		*		*		*		*		*		*		*
2011		*	*		*	*		*		*		*		*		*		*		*
2012		*	*		*	*		*		*		*		*		*		*		*
2013		*	*		*	*		*		*		*		*		*		*		*
2014		*	*		*	*		*		*		*		*		*		*		*
2015		*	*		*	*		*		*		*		*		*		*		*
2016		*	*		*	*		*		*		*		*		*		*		*
2017		*	*		*	*		*		*		*		*		*		*		*
2018		*	*		*	*		*		*		*		*		*		*		*
2019		*	*		*	*		*		*		*		*		*		*		*
2020		*	*		*	*		*		*		*		*		*		*		*
2021		*	*		*	*		*		*		*		*		*		*		*
2022		*	*		*	*		*		*		*		*		*		*		*
2023		*	*		*	*		*		*		*		*		*		*		*
2024		*	*		*	*		*		*		*		*		*		*		*
2025		*	*		*	*		*		*		*		*		*		*		*
2026		*	*		*	*		*		*		*		*		*		*		*
2027		*	*		*	*		*		*		*		*		*		*		*
Beyond		*	*		*	*		*		*		*		*		*		*		*

Total			1,707,296			2,672,296		$169,836		$(59,832)		$(6,166)		$(35,543)		$68,295		$(40,043)		$28,252

(a) Includes natural gas liquids and condensate.

Occidental Petroleum Corporation requests that the information contained in Request No. 1 be treated as confidential information and that the Commission provide timely notice to the company’s General Counsel before it permits any disclosure of the marked information.

Appendix A	North America

Confidential Treatment is requested by Occidental Petroleum pursuant to 17 C.F.R. 200.83

Occidental Petroleum Corporation

SFAS 69 - Standardized Measure of Discounted Future Net Cash Flows from Proved Reserves

Latin America - Consolidated Subsidiaries

[IN MILLIONS EXCEPT PRICES AND VOLUMES]

Year	Crude oil and liquids price (a)		Crude oil and liquids volume (MBBL) (a)	Natural gas price		Natural gas volume (MMCF)	Future cash flows		Future production costs and other operating expenses		Future development costs		Future income tax expense		Future net cash flows		Ten percent discount factor		Standardized measure

2008	$	*	*	$	*	*	$	*	$	*	$	*	$	*	$	*	$	*	$	*
2009		*	*		*	*		*		*		*		*		*		*		*
2010		*	*		*	*		*		*		*		*		*		*		*
2011		*	*		*	*		*		*		*		*		*		*		*
2012		*	*		*	*		*		*		*		*		*		*		*
2013		*	*		*	*		*		*		*		*		*		*		*
2014		*	*		*	*		*		*		*		*		*		*		*
2015		*	*		*	*		*		*		*		*		*		*		*
2016		*	*		*	*		*		*		*		*		*		*		*
2017		*	*		*	*		*		*		*		*		*		*		*
Beyond		*	*		*	*		*		*		*		*		*		*		*

Total			213,910			207,818		$11,433		$(3,432)		$(1,407)		$(2,171)		$4,423		$(1,387)		$3,036

(a) Includes natural gas liquids and condensate.

Occidental Petroleum Corporation requests that the information contained in Request No. 1 be treated as confidential information and that the Commission provide timely notice to the company’s General Counsel before it permits any disclosure of the marked information.

Appendix A	Latin America

Confidential Treatment is requested by Occidental Petroleum pursuant to 17 C.F.R. 200.83

Occidental Petroleum Corporation

SFAS 69 - Standardized Measure of Discounted Future Net Cash Flows from Proved Reserves

Middle East / North Africa - Consolidated Subsidiaries

[IN MILLIONS EXCEPT PRICES AND VOLUMES]

Year	Crude oil and liquids price (a)		Crude oil and liquids volume (MBBL) (a)	Natural gas price		Natural gas volume (MMCF)	Future cash flows		Future production costs and other operating expenses		Future development costs		Future income tax expense (b)		Future net cash flows		Ten percent discount factor		Standardized measure

2008	$	*	*	$	*	*	$	*	$	*	$	*	$	*	$	*	$	*	$	*
2009		*	*		*	*		*		*		*		*		*		*		*
2010		*	*		*	*		*		*		*		*		*		*		*
2011		*	*		*	*		*		*		*		*		*		*		*
2012		*	*		*	*		*		*		*		*		*		*		*
2013		*	*		*	*		*		*		*		*		*		*		*
2014		*	*		*	*		*		*		*		*		*		*		*
2015		*	*		*	*		*		*		*		*		*		*		*
2016		*	*		*	*		*		*		*		*		*		*		*
2017		*	*		*	*		*		*		*		*		*		*		*
2018		*	*		*	*		*		*		*		*		*		*		*
2019		*	*		*	*		*		*		*		*		*		*		*
2020		*	*		*	*		*		*		*		*		*		*		*
2021		*	*		*	*		*		*		*		*		*		*		*
2022		*	*		*	*		*		*		*		*		*		*		*
Beyond		*	*		*	*		*		*		*		*		*		*		*

Total			304,731			963,363		$25,195		$(4,949)		$(1,927)		$(1,164)		$17,155		$(6,145)		$11,010

(a) Includes natural gas liquids and condensate.

(b) Libya is the only country in the Middle East/North Africa that charges the Company income taxes and the current contracts expire in 2010.

Occidental Petroleum Corporation requests that the information contained in Request No. 1 be treated as confidential information and that the Commission provide timely notice to the company’s General Counsel before it permits any disclosure of the marked information.

Appendix A	Middle East - North Africa